SCHEDULE 14A
                                 (Rule 14A-101)

                    INFORMATION REQUIRED IN CONSENT STATEMENT
                            SCHEDULE 14A INFORMATION

                   Consent Statement Pursuant to Section 14(a)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

Filed by the Registrant [ ]

Filed by a Party other than the Registrant [x]

Check the appropriate box:

[x]     Preliminary Consent Statement     [  ]   Confidential, for Use of the
                                                 Commission Only (as permitted
[  ]    Definitive Consent Statement             by Rule 14a-6(e)(2))

[  ]    Definitive Additional Materials

[  ]    Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                          KLLM Transport Services, Inc.
                (Name of Registrant as Specified in Its Charter)

                                  Robert E. Low
                  (Name of Person(s) Filing Consent Statement)

Payment of Filing Fee (Check the appropriate box):

[x]      No fee required.

[  ]     Fee  computed  on  table below  per Exchange Act  Rules 14a-6(i)(1) and
         0-11.

         1) Title to each class of securities to which transaction applies:

         2)       Aggregate number of securities to which transaction applies:

         3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

         4)       Proposed maximum aggregate value of transaction:

         5)       Total fee paid:

[  ]     Fee paid previously with preliminary materials.

[  ]     Check box if  an  part of the fee  is offset as  provided  by  Exchange
         Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         1)       Amount Previously Paid:

         2)       Form, Schedule or Registration Statement No.:

         3)       Filing Party:

         4)       Date Filed:

                         Withdrawal of Consent Statement

         In connection with his participation in the bidding process established by the Special Committee of the Board of Directors of KLLM Transport Services, Inc. ("KLLM") regarding the proposed sale of KLLM, Robert E. Low ("Low") has agreed not to proceed at this time with his solicitation of consents as described in the Preliminary Consent Statement filed with the Securities and Exchange Commission ("SEC") on April 12, 2000 (the "Preliminary Consent Statement"). Accordingly, Low hereby withdraws the filing of the Preliminary Consent Statement.

         If, at some future date, Low or an affiliate of Low commences a new consent solicitation, a consent statement will be filed with the SEC, which statement would contain important information that should be read carefully by security holders of KLLM. Security holders would be able to obtain at no charge a consent statement and related materials when they become available on the SEC's website at www.sec.gov. In addition, any definitive consent solicitation statement, form of consent and any related documents would be mailed to security holders of KLLM.